SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            _______________________

                                  SCHEDULE TO

           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 1)
                            _______________________

                             BEI TECHNOLOGIES, INC.
                       (Name of Subject Company (Issuer))

                             SCHNEIDER ELECTRIC SA
                          BEACON PURCHASER CORPORATION
                      (Name of Filing Persons (Offerors))

                    Common Stock, par value $.001 per Share
           (including the associated preferred stock purchase rights)
                         (Title of Class of Securities)

                                   05538P104
                     (CUSIP Number of Class of Securities)

                            Juan Pedro Salazar, Esq.
                   Senior Vice President and General Counsel
                             Schneider Electric SA
                  43-45, bd. Franklin Roosevelt B.P. 236 92504
                             Rueil Malmaison Cedex
                                     France
                              33 (0) 1 41 29 70 00
            (Name, address and telephone number of person authorized
     to receive notices and communications on behalf of the filing person)

                                   Copies to:
            Randall Doud, Esq.                        Howard Japlon, Esq.
 Skadden, Arps, Slate, Meagher & Flom LLP         Beacon Purchaser Corporation
            Four Times Square                       1415 South Roselle Road
         New York, New York 10036                Palatine, Illinois 60067-7399
              (212) 735-3000                             (847) 397-2600

                           CALCULATION OF FILING FEE

        Transaction Valuation*                    Amount of Filing Fee**
        ----------------------                    ----------------------

             $532,199,402                                $106,440


* Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 14,978,324 shares of common stock of BEI Technologies, Inc. at the tender offer price of $35.00 per share of common stock. The transaction value also includes the offer price of $35.00 less $11.87, which is the average exercise price of outstanding options, multiplied by 344,058, the estimated number of options outstanding.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), equals 1/50 of 1% of the transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $106,440    Filing Party: Schneider Electric SA and
                                                    Beacon Purchaser Corporation
Form or Registration No.  SC TO-T     Date Filed:   August 3, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]          third-party tender offer subject to Rule 14d-1.
     [ ]          issuer tender offer subject to Rule 13e-4.
     [ ]          going-private transaction subject to Rule 13e-3.
     [ ]          amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 1 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed initially with the Securities and Exchange Commission on August 3, 2005 by Beacon Purchaser Corporation, a Delaware corporation ("Purchaser"), and Schneider Electric SA, a societe anonyme organized under the laws of the Republic of France ("Parent"), relating to the third-party tender offer by the Purchaser to purchase all the issued and outstanding shares of common stock, par value $.001 per share, including the associated preferred share purchase rights, of BEI Technologies, Inc., a Delaware corporation (the "Company"), at a purchase price of $35.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 3, 2005 and filed as Exhibit (a)(1)(A) to the Schedule TO (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO. This Amendment is being filed on behalf of Purchaser and Parent.

ITEM 7.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On August 11, 2005, Parent issued two tranches of notes (together, the "Notes") of five and twelve year terms, respectively, pursuant to its existing
(euro)3.5 billion Euro Medium Term Note Programme (the "Programme") with BNP Paribas, as arranger for the Programme, and the dealers named therein. The Notes will be syndicated by a group of managers that includes Citigroup Global Markets Limited, Natexis Banques Populaires, The Royal Bank of Scotland plc and Societe Generale. Other terms of the Notes are set out in the respective pricing supplement of each tranche of Notes, copies of which have been attached hereto as Exhibits (b)(3) and (b)(4).

ITEM 12.      EXHIBITS.

         Item 12 is hereby amended and supplemented to add the following exhibits:

"(b)(3) Pricing Supplement, (euro)900,000,000 3.125% Bonds due 2010, dated August 9, 2005."

"(b)(4) Pricing Supplement, (euro)600,000,000 4% Bonds due 2017, dated August 9, 2005."

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     SCHNEIDER ELECTRIC SA


                                     By: /s/ Juan Pedro Salazar
                                         ---------------------------------
                                     Title: Senior Vice President and
                                            General Counsel


                                     BEACON PURCHASER CORPORATION


                                     By: /s/ Juan Pedro Salazar
                                         ---------------------------------
                                     Name:  Juan Pedro Salazar
                                     Title: Vice President


Date:  August 12, 2005